Filed by Bristol-Myers Squibb Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Bristol-Myers Squibb Company

Commission File No.: 333-163126

Transcript of Bristol-Myers Squibb Company Conference Call on the Mead Johnson Split-Off

CORPORATE PARTICIPANTS

John Elicker

Bristol-Myers Squibb - VP of IR

Jim Cornelius

Bristol-Myers Squibb - Chairman, CEO

Jean-Marc Huet

Bristol-Myers Squibb - EVP, CFO

CONFERENCE CALL PARTICIPANTS

David Risinger

Morgan Stanley - Analyst

Jami Rubin

Goldman Sachs - Analyst

Catherine Arnold

Credit Suisse - Analyst

John Boris

Citi - Analyst

PRESENTATION

Operator

Good day and welcome to today’s Mead Johnson split-off conference call. This call is being recorded. At this time, I would like to turn the call over to Mr. John Elicker, Vice President of Investor Relations.

John Elicker - Bristol-Myers Squibb - VP of IR

Thanks, Mindy, and good morning, everybody. Thanks for joining us on short notice. I know there’s a lot going on in the investment community today. With me this morning are Jim Cornelius, our Chairman and Chief Executive Officer; Jean-Marc Huet, our Executive Vice President and Chief Financial Officer; and also Charles Simmons, VP Corporate Development, who was one of the leads on this transaction. I’ll take care of some of the legal requirements, and then Jim and Jean-Marc will have some prepared remarks and then we’ll go to Q&A.

Finally, before we get started, I’d just like to remind everybody that we’re only going to take calls – or questions specific to this transaction today. This is not a general business update.

During the call, we’ll make statements about the Company’s future plans and prospects including statements about our financial position, business strategy, research pipeline concerning product development and product potential that constitute forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including those discussed in the Company’s most recent 10-K, periodic reports on 10-Q, and current reports on Form 8-K. These documents are available from the SEC, the BMS website, or from Bristol-Myers Squibb Investor Relations.

In addition, any forward looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so even if our estimates change. Jim?

Jim Cornelius - Bristol-Myers Squibb - Chairman, CEO

Thanks, John. Good morning, everyone. I hope to be brief. In December, 2007 we announced our strategy to transform Bristol-Myers Squibb into a next-generation BioPharma company. Since then we have delivered on all of our commitments and the key elements of the strategy.

Specifically, our operating performance has been strong at both the top and bottom line; we have delivered on our productivity initiative and you can see that in our improved margins; and we’re now committed to making continuous improvement, part of the Bristol-Myers Squibb corporate DNA.

We’re in a very strong position financially with projected cash balances at approximately $10 billion at year-end and we’ve had success with successfully adding nine pearls over the last two years and we expect to add more in the future to strengthen the new product pipeline.

Another critical element of the strategy was the decision to focus on our BioPharma business and divest our non-pharma healthcare assets. We have been very successful with the timing of the sale of Medical Imaging, sale of ConvaTec and the partial IPO of Mead Johnson Nutrition earlier this year. Last night we announced another major step in our strategic transformation with the split off of Mead Johnson Nutrition. Several important factors make this the right time to split off Mead Johnson.

First, we’ve always said that one of the main considerations in retaining our ownership position in Mead would be our confidence in the strength and sustainability of our BioPharma business in 2013 and beyond. The split is a sign of that confidence as we make — have made excellent progress in advancing our BioPharma business in addition to the new product portfolio.

Specifically the underlying performance of our BioPharma business is strong. We successfully extended our Abilify agreement in the US with 29 additional months; we’ve made tremendous progress towards rightsizing and variablizing our cost base; and, as I said earlier, we continue to successfully advance our pipeline assets.

Second, to our surprise the market has responded favorably to the IPO with Mead Johnson’s stock increasing from $24 to more recently above $40 a share since the IPO. The market also responded well to Mead Johnson’s recent bond issuance, both reflecting Mead Johnson’s strong operating and financial performance.

Finally, equity market conditions and dynamics are supportive to executing the transaction now. We expect to be able to retire a substantial number of shares of Bristol-Myers Squibb common stock through the exchange; this is a transaction that effectively is a large share repurchase. Therefore the transaction is expected to be both net cash positive to the BioPharma business and accretive to earnings per share in 2010.

We’re able to execute this transaction while maintaining the overall strength of our balance sheet and, based on opinion of counsel, the transaction is expected to be tax-free to Bristol-Myers Squibb’s shareholders and the transaction provides those shareholders the option to participate in the split-off, which places Mead Johnson’s stock in the hands of only those BMS investors who have an interest in holding Mead Johnson.

In summary, once this transaction is complete we will be a fully focused BioPharma company, discovering, developing, and delivering high-tech medicines that help patients prevail against serious diseases. Jean-Marc, will you now talk about some of the details of the transaction?

Jean-Marc Huet - Bristol-Myers Squibb - EVP, CFO

Yes, very much so. Thank you very much, Jim. Based on our analysis of the various means by which we could effect the separation of Mead Johnson, we concluded that a split-off at this time is the most beneficial transaction to both Bristol and Mead Johnson shareholders.

As Jim mentioned, we expect to be able to retire a substantial number of shares of Bristol-Myers’ common stock through the exchange and thus the transaction is expected to be both net cash positive to the BioPharma business and EPS accretive beginning in 2010. Let me start off with some information about the impact from a cash and dividend perspective.

There will be no change to the Bristol-Myers dividend per share of $1.24. We fully expect to maintain our dividend, given the strength of our BioPharma business, the strength of our balance sheet, and the net improvement in BioPharma cash flows.

Cash flows available to Bristol-Myers are expected to improve. Let me remind you that in addition to the proceeds for the initial IPO in February of just less than $1 billion, we received $1.75 billion of cash from Mead Johnson last week as a result of their debt issuance and the repayment of their intercompany debt for a combined total of approximately $2.6 billion.

In addition, as a result of the split-off, the retirement of Bristol shares in the exchange will result in a reduction of Bristol’s aggregate dividend, and this will more than offset the fact that we will no longer receive the MJ dividend on our 170 million shares that we own.

I think it is important to note that we are able to take this significant step in our strategic transformation while maintaining, even enhancing, the strength of our balance sheet, which will amount to approximately $10 billion in cash by year-end for the BioPharma business, with close to 50% in the US. Now let me turn to the split itself.

A split-off is an exchange offer in which Bristol’s shareholders have the opportunity to exchange some, all, or none of their Bristol shares for the shares of Mead Johnson that Bristol currently owns. We believe this is important as current Bristol shareholders will not be forced to own Mead Johnson, but instead have the option. This is a clear advantage versus a normal spin.

The exchange offer commenced today and will be open until midnight on Monday, December 14, assuming we do not extend the offer period or terminate the exchange offer. We expect to complete the split-off of Mead Johnson from Bristol prior to market opening on December 15, assuming that all of the conditions to the offer are met.

The number of shares of Mead Johnson that we will exchange for each share of Bristol will be based on the average prices of Bristol stock and Mead Johnson stock over a three-day period near the offer’s end. We will apply a discount to the trading price of Mead Johnson over this period.

However, in no event will we deliver more than 0.6027 shares of Mead Johnson per share of Bristol, which would result in a share count reduction of 282 million shares or 14% of our share count. We expect to announce the final exchange ratio by press release on Friday, December 11 prior to market open.

The way in which we will calculate the final exchange ratio is described in detail in the offering documents and in the S-4 filed by MJ this morning. All shareholders should read these documents carefully and in their entirety before making a final decision regarding whether to participate in the exchange offer.

We believe the exchange offer provides an attractive value proposition to Bristol and Mead Johnson. If the exchange offer is fully subscribed, Bristol will receive a minimum 282 million shares. We expect the transaction to be both net cash positive to the BioPharma business and EPS accretive beginning in 2010.

The exchange offer allows our shareholders who choose to participate in the exchange to acquire stock in a long-standing Bristol asset at a discount to market price and facilitates placing Mead Johnson shares directly into the hands of natural holders for those shares. As Jim mentioned, the exchange offer is expected to be tax-free to Bristol shareholders.

The offer and overall disposition of Mead Johnson stock are subject to several conditions described in the offering documents, including a condition that at least 144.5 million Mead Johnson shares be distributed in exchange for shares of Bristol common stock tendered in the exchange offer. If this and the other conditions are met but the offer is not 100% subscribed, then Bristol will distribute to its shareholders on a pro rata basis all of its remaining shares of Mead Johnson common stock in a spin-off dividend.

To participate in the offer, Bristol shareholders must properly complete and submit certain forms prior to the expiration of the exchange offer. These forms are being distributed by mail or electronically.

Given securities laws, we will not be updating or providing guidance. I can tell you that based on accounting rules we’ll be reporting Mead Johnson as a discontinued operation for the fourth quarter as well as the entire year for 2009. Also, please note that our previously issued guidance did not consider this transaction.

While we are very excited about this transaction and the value created for shareholders, we were also excited about the opportunity to update you on the progress of our BioPharma business in December. However, as you might expect, securities laws limit what we can say while the exchange offer is pending and, as a result, unfortunately we have elected to postpone the investment community meeting planned for December 2 until next year.

In summary, we are pleased to be taking this next step in becoming a focused next-generation BioPharma company. Firstly, the exchange is designed to be tax-free to shareholders; secondly, it will be both net cash positive to the BioPharma business and accretive to EPS in 2010; thirdly, we have maintained our strong balance sheet; fourthly, we remain committed to our dividend; and lastly, this really shows the value and will show the value of BioPharma’s growth and margin profile today.

So in conclusion, we are very confident in the strength and sustainability of our BioPharma business today and in 2013 as well as beyond.

Jim Cornelius - Bristol-Myers Squibb - Chairman, CEO

Thanks, Jean-Marc. Mindy, I think we can go to a few questions now.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). David Risinger, Morgan Stanley.

David Risinger - Morgan Stanley - Analyst

Yes, thanks very much. I was hoping that you’d be able to comment a little bit on the timing of this transaction. I think that in the past management had pointed out management’s objective to get more clarity on Stage 2 before taking action with respect to Mead Johnson. And so I’m curious about whether you have additional confidence in your pipeline or what else factored into your decision to take the action now? Thank you.

Jim Cornelius - Bristol-Myers Squibb - Chairman, CEO

Thanks, Dave. Jim, do you want to start with that and then Jean-Marc can give some specifics?

Jim Cornelius - Bristol-Myers Squibb - Chairman, CEO

I’d be happy to. David, that’s a great question. Because in my own mind I felt a transformational transaction like this was a year or 18 months away. Friday the management council reviewed what we think of as the preliminary operating plan and cash flow for 2010 and I think we’re very pleased with the outcome of that review.

Yesterday we had a Board meeting in which Elliott Sigal went through the near-term pipeline and the clinical studies, which for the most part are extremely encouraging. And as you’re well aware, Mead Johnson stock has behaved like a rocket ship, so the stars literally are lined up to try this transaction before the Christmas holidays and it started this morning with the tender offer. Jean-Marc?

Jean-Marc Huet - Bristol-Myers Squibb - EVP, CFO

Just perhaps being repetitive. If you look at the progress that we’ve made, be it the Abilify extension, be it the commercial execution as seen by our performance year-to-date, as well as the improvements that we’ve made around productivity, I think that we are that much more confident about the mid- and long-term than we were perhaps only nine to 12 months ago.

And indeed what you say is — if you look at the performance of Mead Johnson from capital markets perspective, I think that it’s had a very, very successful debut since February. So those two main factors contributed to the acceleration of our thoughts.

Operator

Jami Rubin, Goldman Sachs.

Jami Rubin - Goldman Sachs - Analyst

Thank you. And congratulations, Jim and Jean-Marc, on acting now to capitalize on the valuation discrepancy. You are left, though, with a pure play biopharmaceutical company. As you know, many of your peers have moved in the opposite direction, acquiring companies to diversify away for more volatile earnings flow of pharma and into more stable opportunities. And Mead did have a strong presence in emerging growth markets. So maybe if you could talk to some of the pluses and minuses and what the market — or what some of your peers might be missing and focusing more on a diversified portfolio? Thanks.

John Elicker - Bristol-Myers Squibb - VP of IR

Thanks, Jamie. Jim, do you want to start with that and then Jean-Marc can talk a little bit about the implications?

Jim Cornelius - Bristol-Myers Squibb - Chairman, CEO

Yes. Jami, as you pointed out, many of our competitors believe that physical scale around the globe is important for success. We believe that a smaller, more focused, more efficient, nimble company that focuses on serious unmet medical disease that’s backed up by certainly an above average if not one of the best research organizations in the industry, that we actually have a competitive advantage for trying to execute this strategy.

With this last piece of sort of monetizing and reducing our shares outstanding we do, as you say, go into 2010 as a purely BioPharma company. Our success will be our execution and the progress we make on registering and launching five more new products during the next 24 months. So we believe that’s a great strategy for this time. The string of pearls is affordable. We continue progress there and I think we can build this Bristol-Myers Squibb BioPharma company into one of the very best ever. Jean-Marc?

Jean-Marc Huet - Bristol-Myers Squibb - EVP, CFO

Yes, and maybe just to add on to that, the good news is that we have the financial strength today to execute such a strategy. As we mentioned in our remarks, we will have approximately $10 billion of cash on our balance sheet, and that’s the BioPharma balance sheet. Remember, we received proceeds from the IPO. We now receive $1.75 billion of intercompany debt and as such our financial strength is a much stronger one today than it was a year to two years ago.

Secondly, when it comes to our cash flow profile going forward, it’s actually enhanced through this transaction. Given the reduced share count and the fact that we do no longer have to pay dividends on those 282 million shares, that is a much more important cash that we don’t have to spend versus the cash in from Mead Johnson, the dividends on the 170 million shares that we owned in Mead Johnson. So our operational cash flow profile actually improves going forward. So we have the right strength and we have the right balance sheet to really execute the BioPharma growth strategy.

Operator

Catherine Arnold, Credit Suisse.

Catherine Arnold - Credit Suisse - Analyst

Thank you, good morning. I actually have two questions. I wondered if you could explain how the deal is net cash positive because there doesn’t seem to be an exchange of cash. And secondly, I was wondering if you could just comment on the regulations in acquisition of Mead Johnson post spin-off. I think as investors consider exchanging their shares they’ll want to know that. So I don’t know if you could help us out with that, thanks.

John Elicker - Bristol-Myers Squibb - VP of IR

Thanks, Catherine. Jean-Marc?

Jean-Marc Huet - Bristol-Myers Squibb - EVP, CFO

So on the two points, the deal being net cash flow positive—the way to look at this when you’re looking at real cash is as follows. We own today 170 million shares of Mead Johnson and receive a dividend of around $0.80 on those 170 million shares. This we will be foregoing in the future, so that’s less cash in from that perspective.

From the other side, we will have a reduced share count of around 282 million minimum shares reduction. On that we’ve been paying $1.24. So if you just subtract one from the other, you have quite an important annual improvement in our operating cash flow.

On the second point, just in terms of regulations, once this deal has been consummated, all the decisions in terms of the future of Mead Johnson lie within the hands of the Board and the governance of Mead Johnson itself.

Operator

John Boris, Citi.

John Boris - Citi - Analyst

Thanks for taking the question and congratulations on the move here. The question just has to do with the dividend and the dividend yield in particular and growth of dividend going forward. As you certainly have a balance sheet that you can now use as a strategic weapon, Jim and Jean-Marc, how do you balance the one side using that balance sheet as a strategic weapon to acquire shiny pearls or larger pearls relative to your commitment to the dividend, especially through the patent cliff period?

John Elicker - Bristol-Myers Squibb - VP of IR

Thanks, John. Jean-Marc?

Jean-Marc Huet - Bristol-Myers Squibb - EVP, CFO

Well, just in terms of our cash position, let me just remind you that $10 billion of cash of which approximately 50% is held in the US, so we’re in a very, very strong position today. The pearls strategy, and as you know we’ve done nine in the past and we will continue to add pearls, is of foremost strategic importance to ourselves. We have, especially in the last six to 12 months, with the credit markets much more focused on cash flow. Also, as you’ve seen, we’ve been very much driving working capital. So cash is very much at the front of our mind. And going through all the different types of scenarios in terms of cash flow forecasting, we’re very comfortable with maintaining our dividend for the foreseeable future.

John Elicker - Bristol-Myers Squibb - VP of IR

Thanks, John, and thanks, Jean-Marc. Mindy, I think that concludes the Q&A. I’d like to thank everybody for joining us on the call and remind you that you can give us a call at Bristol-Myers Investor Relations in Lawrenceville for any follow-ups. With that I’ll turn it back to Jim for some closing comments.

Jim Cornelius - Bristol-Myers Squibb - Chairman, CEO

I think it was a transformative Sunday for both Bristol-Myers Squibb and Mead Johnson. And in case those of you who missed it, it was a transformative event for the Indianapolis Colts. Thanks very much for your attendance today.

Operator

That does conclude today’s conference call. Thank you for your participation.

Additional Information

In connection with the proposed disposition by Bristol-Myers Squibb of its interest in Mead Johnson via an exchange offer, Mead Johnson has filed with the Securities and Exchange Commission a registration statement that includes an exchange offer prospectus. The prospectus contains important information about Bristol-Myers Squibb, Mead Johnson, the disposition and related matters, and Bristol-Myers Squibb will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of Bristol-Myers Squibb, Mead Johnson or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Bristol-Myers Squibb and Mead Johnson at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from Bristol-Myers Squibb at www.bms.com or Mead Johnson at www.mjn.com.

This communication is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the prospectus.

Bristol-Myers Squibb has retained Georgeson Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer prospectus and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at (800) 868-1359 (toll-free in the United States), (212) 806-6859 (outside the United States) and (212) 440-9800 (for banks and brokers).